 Exhibit 99.1

SU Group Holdings Limited Announces Board Approval of Warrant Exercise Price Adjustment

Hong Kong, June 16, 2026 — SU Group Holdings Limited (Nasdaq: SUGP) (the “Company”), an integrated security-related services company in Hong Kong, today announced that its board of directors, with the approval of the warrant holders in accordance with the terms of the applicable warrant instrument, has approved an adjustment to the exercise price of certain outstanding warrants issued by the Company on May 13, 2026, pursuant to the Company’s unit offering of pre-funded warrants and warrants, from $5.50 to US$0.87 per ordinary share, effective as of June 17, 2026, subject to the terms and conditions of the applicable warrant documents and any other required approvals.

The Company’s board of directors approved the warrant exercise price adjustment after considering, among other things, the Company’s current financial and operational needs, prevailing market conditions, the trading price and volume of the Company’s ordinary shares, and the potential opportunity to generate additional capital through warrant exercises. The board determined that adjusting the warrant exercise price may better align the warrants with current market conditions and incentivize participation in the Company’s fundraising efforts.

The Company expects that any net proceeds received from exercises of the warrants would be used for general working capital and strategic purposes, including marketing, product promotion, and potential merger and acquisition opportunities. The board also considered that additional capital could support the Company’s day-to-day operations, growth initiatives, and investment opportunities related to the Company’s core business and new technologies.

The board believes that the warrant exercise price adjustment is commercially fair and reasonable and in the best interests of the Company and its shareholders as a whole, based on the information available to the board at the time of its decision. The Company also confirmed that the warrant exercise price adjustment is intended to be undertaken in accordance with the terms of the applicable warrant instrument and applicable laws, regulations, and listing rules.

The Company has authorized its officers to take the steps necessary to implement the warrant exercise price adjustment, including providing any required notices to warrant holders and making any appropriate regulatory filings.

There can be no assurance that any holder of the warrants will elect to exercise such warrants, or that the Company will receive any proceeds from any such exercises.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:

Global IR Partners

David Pasquale

Phone: +1 914-337-8801

Email: SUGP@globalirpartners.com